March 6, 2009

Sharon M. Blume

Assistant Chief Accountant

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	The Bancorp, Inc.
Form 10-K for the period ended December 31, 2007
Form 10-Q for the quarter ended September 30, 2008
File No. 0-51018

Dear Ms. Blume:

On behalf of The Bancorp, Inc. (the “Company”), we wish to respond to your comment letter dated February 9, 2009 concerning the above-referenced filings. For your convenience, we first restate your comments in italics and then provide the Company’s response.

10-Q for the Period Ended September 30, 2008

Item 1. Financial Statements

Notes to the consolidated Financial Statements

General

1.	We note that you have two primary revenue channels – interest income and stored value processing fees. Please tell us whether you believe the stored value processing channel meets the definition of an operating segment in accordance with paragraph 10 SFAS 131. If so, tell us how you determined it did not meet the quantitative thresholds in paragraph 18 of SFAS 131 to qualify as a reportable segment. If you aggregate two operating segments into one reportable segment, tell us how you satisfied the aggregation criteria of paragraph 17 of SFAS 131.

The Company has one operating segment, Community Banking, made up of three reporting units which were determined under Emerging Issues Task Force (EITF) No.

D101 Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142. The reporting units are (1) the core banking division which focuses on loan and deposit generation with traditional banking products; (2) the leasing division; and (3) the stored value processing division. The stored value unit is a funding source for our asset generation. The deposits this unit gathers serve as a low cost source of funds for our other two reporting units focused on asset generation. Based upon our analysis, the stored value unit did not meet the definition of an operating segment as it does not generate revenues, outside of deposit fees, without the support of the other reporting units. Each of these reporting units is a component of the Community Banking operating segment as they each have distinct financial information and individual unit managers who review the financial information. These reporting units constitute a business in accordance with EITF No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business. These reporting units are aggregated together into the Community Banking operating segment as they have similar economic characteristics, including similar class of customers and types of interest bearing products for the customer base. Our President, who is our chief operating decision maker reviews the financial information provided by the reporting units to make decisions for the Community Banking segment. The Company does not have any other operating segments that it aggregates to a reportable segment.

Note 9. Goodwill and Other Identifiable Intangible Assets, page 13

2.	We note from your response to prior comment five from our letter dated December 31, 2008 that you are in the process of performing your annual impairment testing; however, you do not anticipate that any impairment will be recognized. In an effort to help us better understand your testing, please provide the additional details regarding impairment testing performed during the fourth quarter of 2008:

•	Provide us a list (in tabular format) of each reporting unit and identify the respective unit fair value, carrying amounts, reporting unit goodwill;

•	Identify each reporting unit that was tested for impairment and discuss the specific techniques used to determine unit fair value;

•

Tell us, when you are evaluating your individual reporting units for impairment, how you validate the reasonableness of the fair values determined. For example, tell us whether you received quoted market prices in active markets to validate the results from the discounted cash flow model. In this regard, we note that paragraph 23 of SFAS 142 indicates that quoted market prices in active markets are the best evidence and should be used if available. Additionally, tell us whether management reconciled the fair values of the reporting units to the market capitalization of the company, and if so, the results of such testing; and

•	Identify specifically which reporting units, if any, required the second step of impairment testing and the results of such testing.

The Company has two reporting units with recorded goodwill (stored value and leasing). The core banking division has no recorded goodwill. The following represents the fair value, the carrying amount of the equity and the goodwill for each reporting unit as of December 31, 2008.

Reporting Unit	Fair value	Carrying Amount	Goodwill
		(in thousands)
Stored value	$64,035	$60,560	$47,936
Leasing	9,713	3,960	3,951
Core Banking	25,782	151,670	—

Total	$99,530

Both the stored value and the leasing reporting units were tested for impairment using a discounted cash flows model. The Company did not receive quoted market prices on the individual reporting units since there is not an active market for either the stored value division or the leasing division. In the case of the stored value division, the Company was able to look at other factors to determine that its estimate of fair value was reasonable. Those factors include deposit premiums, since this reporting unit generated deposits for core banking transactions, and one proposed transaction involving another bank’s stored value portfolio.

As part of the goodwill impairment testing process, the Company reviewed the fair value of the reporting units using the discounted cash flow method. Due to the significant decline in the Company’s market capitalization, the Company performed a reconcilement of the fair value of the reporting units to the Company’s market capitalization as of December 31, 2008. To perform the reconcilement, the Company fair valued the core banking reporting unit which has no recorded goodwill. The Company’s reporting units are not publicly traded and therefore do not have a quoted market price. As of December 31, 2008, the Company was trading at approximately 32% of its book value. The fair value of the reporting units totaled approximately $99 million (the “calculated fair value”) or 57% of the Company’s book value. Applying a control premium of 1.40, which is based on similar bank transactions that have occurred over the prior two years, would increase the current market capitalization to approximately $76 million (the “adjusted market capitalization”) or 44% of the book value. In comparing the calculated fair value to the adjusted market capitalization, there is approximately a $23 million difference.

In reviewing the difference between the calculated fair values and the adjusted market capitalization, the Company believes that there are several factors that have affected the Company’s current market capitalization. The Company’s stock is thinly traded and is subject to additional price volatility. For example, on February 12, 2009, an insider purchased 5,000 shares and it took 28 trades to execute the purchase and on December 1 an insider purchased 30,000 shares and it took 138 trades to execute the purchase. The Company also believes that a portion of the volatility of the common stock can be attributed to the change in the top five investors (or 32% of total common stock outstanding) that occurred over the last two quarters of 2008. With limited trading volumes, the changes in these large positions have caused volatility with our common stock as it has historically taken time to trade large positions. Prior to June 30, 2008, the top four to five investors had remained consistent since June of 2006. The following tables show the changes in the positions of the top five investors at December 31, 2008 and June 30, 2008.

As of December 31, 2008 (common stock held)

Holder Name	12-31-08 Position	09-30-08 Position	06-30-08 Position	Change from 6-30-08 to 12-31-08
Yacktman Asset Management Co., Inc.	1,840,372	1,312,315	261,014	1,579,358
Royce & Associates LLC	1,143,265	1,293,265	1,293,265	-150,000
Gruber & McBaine Capital Management LLC	600,000	0	0	600,000
Wellington Management Co. LLP	550,924	550,924	796,765	-245,841
Beach Investment Counsel, Inc.	515,585	515,585	515,585	0

As of June 30, 2008 (common stock held)

Holder Name	12-31-08 Position	09-30-08 Position	06-30-08 Position	Change from 6-30-08 to 12-31-08
Royce & Associates LLC	1,143,265	1,293,265	1,293,265	-150,000
NWQ Investment Management Co. LLC	0	0	1,178,125	-1,178,125
Goldman Sachs Asset Management LP (United States)	128,546	540,308	1,118,333	-989,787
Wellington Management Co. LLP	550,924	550,924	796,765	-245,841
Manning & Napier Advisors, Inc.	217,880	536,920	524,940	-307,060

In reconciling back to the adjusted market capitalization, the Company also reviewed how the stock within its peer group were trading relative to book value during the second half of 2008. The Company’s peer group of Mid-Atlantic Banks with assets between $1 billion to $3 billion was trading at approximately 60% of book value.

As a second step in the reconcilement process, the Company considered the peer group price to book ratio and compared that amount to the calculated fair value of the reporting units. The percentage of price to book value was weighted equally between the Company and the peer group (50% of the calculation is based on the Company’s current price to book and 50% is based on the peers’ price to book, so that each was given equal consideration), the Company would trade at approximately 46% of book value. Applying the same control premium as above, the Company’s estimated market capitalization would be approximately $111 million as compared to the calculated fair value of the reporting units of $99 million.

Additionally, the volatility in the stock price would be reflected in the core banking unit as the market would potentially require higher rates of return for this reporting unit containing the commercial real estate and construction loan portfolios (or approximately 55% of the core banking loan portfolio as of December 31, 2008). As the macro economic environment has deteriorated, a negative stigma has been placed on those types of assets and, as a result, the shareholders would require higher rates of return for the perceived potential risk and, as such, the Company applied a 25% discount rate to that core banking unit. The net losses incurred by the Company for the year ended December 31, 2008 are from core banking and not from the two reporting units with recorded goodwill. The two reporting units with the recorded goodwill are not traditional lines of business for smaller community banks. The stored value division is currently the third or fourth largest (depending on the report) open loop prepaid card issuer in the country behind Bank of America and US Bancorp. This unit has performed above projections since its acquisition in November 2007. As of February 28, 2009, deposits have grown to approximately 45% to $596 million. The projections used in the fair value model projected deposits to be $496 million at the year end 2009. The stored value division provides the remaining reporting units (leasing and core banking) with funds at an interest rate margin of 1.77%. This interest rate margin is 47% lower than the Company’s peer group as of the fourth quarter of 2008.

The Company believes that the changes in the ownership of the common stock over the last six months and the volatility in the stock price do not directly correlate to the calculated fair value of the reporting units. While management feels the Company’s current market capitalization is not an accurate view of the Company’s value, we also feel that the current market capitalization is being heavily influenced by the real estate lending aspects within its core banking reportable unit and not to the remaining two reporting units where goodwill is recorded and tested for impairment. The Company did not perform a second step analysis on either reporting unit as the step one analysis did not indicate that the second step was necessary.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Non-performing Loans, page 24

3. We note your response to prior comment two from our letter dated December 31, 2008. It appears the majority of your non-accrual loans at March 30, 2008 related to two loans totaling $6.5 million. Please tell us the nature of these loans (i.e. commercial, residential). Additionally, tell us how you measured impairment of these loans for each period during which they were on non-accrual status. Provide us with a table which separately presents your recorded investments in the loans, the methods used for measuring impairment and the amounts of impairment as permitted (or required if foreclosure is probable) in paragraph 13 of SFAS 114, tell us how you determined the related loans qualify.

One of the loans identified was a residential mortgage loan for $6.4 million and the second loan was a commercial mortgage loan which totaled $167,553.

		March 31, 2008
	Carrying	Impaired	Measurement
Loan	amount	amount	Method
Residential	$6,400,000	$528,125	Fair value of the collateral
Commercial mortgage	167,553	12,852	Fair value of the collateral

		June 30, 2008
	Carrying	Impaired	Measurement

Loan	amount	amount	Method
Residential	$6,400,000	$921,250	Fair value of the collateral
Commercial mortgage	167,553	12,853	Fair value of the collateral

		September 30, 2008
Loan	Carrying amount	Impaired amount	Measurement Method
Residential	$6,400,000	$921,250	Fair value of the collateral

The fair value of the collateral was used to determine the impairment as the loans were dependent on the on the underlying collateral being sold as the sole source of repayment and the loans were reviewed on a loan by loan basis due to the type of loan and the size of the residential mortgage. The fair value of the property for the commercial mortgage was based on an agreement of sale March 25, 2008 and the fair value of the residential property was based on an appraisal dated July 2005. The residential property impairment amounts were based on the Company’s estimates of expected sales prices after reviewing the current market conditions. The Company factored in the estimated costs to sell these properties in its impairment calculation. The property involving the commercial mortgage was sold in the third quarter of 2008. The sale resulted in a charge-off of $24,110. On November 18, 2008, the Company obtained possession of the residential property through a sheriff’s sale. Because of the continued decline in the housing market and the slowness in the high end home sales market in the fourth quarter of 2008, the Company recorded a charge-off in the allowance for loan loss of $1.8 million prior to transferring the property to other real estate owned.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

THE BANCORP, INC.

/s/ Martin F. Egan
Martin F. Egan
Chief Financial Officer